

GOT PRODUCE? FRANCHISING USA

The World's First

EDIT CAMPAIGN

Type of Security	Pre-Money Valuation	Days Left
Common Equity	$3,000,000	97

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Founded Dec 2016
Beaverton, OR
Food Service

HIGHLIGHTS
http://www.gotproduce.us

Less than 20% Funded — Committed **$0**

Target: **$100,000 - $500,000**
Minimum Investment: **$250**

ABOUT | TEAM | DOCUMENTS | OVERVIEW AND TERMS | FAQ | ASK A QUESTION | INVEST

ABOUT GOT PRODUCE? FRANCHISING USA

The big food challenge today is to produce more with less and keep it local. Hydroponics' can help, but current systems are expensive, difficult to use, and limited to certain crops.

Based on our founders previous experience with NASA systems, we developed new Intelligent Hydroponic Systems to solve the local food just-in-time production problem. Our systems are more affordable, easier to use, and the most versatile. Three specific size formats are available for various market demographics to deliver highest ROI.

LAN and cloud based software control operations and maintain consistency across all outlets. User simply inputs a desired crop and the greenhouse grows it– absolutely no experience needed. Target market is 'non-farmer' demographic in urban, to rural areas.

WHY YOU SHOULD INVEST

We create a world in which fresh healthy produce is abundant and GMO's and harsh chemicals are irrelevant. We have developed the absolute best way to grow hundreds of varieties of fresh healthy fruits and vegetables by thinking differently about how plants grow. Our process uses physiological engineering, instead of genetic engineering to stimulate the utmost potential of every plant!

This process allows heirloom, and many other unique and forgotten seed varieties to be grown exceptionally well- and at quantities that make the production commercially viable! Want something sweeter, crispier or juicer- simply dial in the taste profile and the greenhouse grows it naturally!

We have unlocked the natural plant proceses to bring all your local small town favorites back to the shelves without messing with genetics or having to use harsh pesticides and herbicides!



HOW WE INTEND TO MAKE MONEY

By franchising the concept, we retain control over our patented technology and trade secrets as well as the brand. We realize revenue from three main
By franchising the concept, we retain control over our patented technology and trade secrets as well as the brand. We realize revenue from three main segments: 1) greenhouse and equipment sales, 2) royalties and franchise fees, 3) produce sales.

The US market is especially well suited for the concept as consumer demand for fresh local food is rising coupled with a desire to contribute to sustainable growing methods.

We have filed the FDD and have open franchise offerings in over 40 states! With your help, we are now opening the franchise concept in the US market where it all began!

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WHY WE ARE RAISING CAPITAL, AND WHAT WE'LL DO WITH IT

We began our journey with the brand in 2005 selling from our own greenhouse in AZ, serving the tri-state area of CA, AZ, and NV. We then sold the facility to raise capital to franchise the business and have established franchises in 7 countries overseas.

We are raising capital to construct a flagship facility near Las Vegas in order to re-engage with our previous clients, and showcase the technology to other's who are interested in starting their own greenhouse business.

Las Vegas is a prime market that we have deep connections and knowledge in, as well as a hub for travel and conference which facilitate increased marketing opportunities.


https://www.youtube.com/watch?v=2YAlRfvV6cQ

PATENTS

The company has filed and received the following from the United States Patent and Trademark Office Non-Provisional Patent application for "Hydroponic System and Method" was filed on October 26, October 2012 and issued the Non-Provisional Patent Application Serial No. 13662134. The United States Patent and Trademark Office Non-Provisional Patent application for "Control System for a Hydroponic Greenhouse Growing Environment" filed on November 2, 2015 and issued the non- Provisional Patent Application Serial No. 14/930,662 which claims benefit of 62/662,134 and is a CIP of 13/662,134 which claims benefit of 61/551,431 10/26/2011.

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TEAM



DEBORAH WALLISER
CEO & Global Director

Deb is the Founder and CEO of the Got Produce? (R) brand of companies. She designed and patented several hydroponic intelligence systems and then launched the... Read More

Santa Cruz, CA
NCSU, NAU



TOM ROGERS
US Managing Director

Thomas Rogers is currently Managing Director for US Sales and Compliance for Got Produce? (R). He is a significant shareholder in Got Produce? (R). He is currently ... Read More

Ocean Park Washington, Mesa AZ



KARIN BERARDO
Financial Strategist

For over 20 years Karin Berardo, has been developing and financing sustainable infrastructure and cleantech projects worldwide. ... Read More



HECTOR POH
Asia Regional Director

Hector Poh spent 6 years with the Singapore Government, serving in the areas of security and intelligence, foreign affairs, international trade and partnership, and was also a ... Read More



PIERRE SEREX
Sustainable Brand Advisor

Pierre is a Global Commercial and Supply Chain Executive in the food industry with a deep understanding of the Quick Service Restaurant Market, Global Food Supply ... Read More



RICHARD BLACKBURN
Technology Development Advisor

Richard is the Vice President of Engineering at DataLase Ltd. DataLase, a SATO company. He has over 20 years of experience leading the design, manufacturing and sale c... Read More

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GARY JINKS
Process Development Advisor

Gary is the President of GLJ Group which has successfully captured over $300M in new business for clients, set the direction and strategies for hundreds of st... Read More



SHERRY SAPALIO
Franchise Development

Sherry Sapalio is a certified Franchise Broker and owner of the Franchise Advisory Service, LLC. She is a member of the Franchise Broker's Association, in which she was tl... Read More



DIANE STRICKER
Franchise Development

Diane is a Certified Franchise Broker & Consultant passionate about helping others find success through business ownership. Her specialty is assisting those seekin... Read More



JAIMI ST. JOHN
Sustainable Food Advisor

Jaimi St. John is the Culinary Program Manager at Chipotle Mexican Grill where she partners with the CEO and executives to drive innovation through strategy in menu develop... Read More



MICHAEL HODGINS
Sustainable Food Advisor

Michael Hodgins is a seasoned chef currently working as the Director of Sustainable Food Systems at Rio Salado College in Tempe, AZ leading the Sustainable Food Syst... Read More



SHAWN BUCHER
Sustainable Food Advisor

Chef Shawn has worked in almost every segment of the foodservice industry. He holds business degrees and certificates in Culinary Arts, Hospitality & Tourism ... Read More

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LISA WELKO
Franchise Development

Lisa Welko, one of the premiere franchise consultants in the industry, brings more than 16 years of business experience to the franchise consulting industry. As an owner... Read More



VICKY TADE
Franchise Development

A franchise consultant who has first-hand experience as a franchisee, Vicky specializes in guiding people through the process of finding the right fit and qualifying for a f... Read More



PENNY MCBRIDE
Project Support

Penny McBride has worked for the past 15 years in sustainable food solutions and organic waste management systems. She service as the Vice Chair to the international Associati... Read More



ANGELA JOHNSON
Project Support

Angela has a long career in the horticulture industry managing projects and teams for Universal Studios Hollywood and Wynn Las Vegas. she has managed large... Read More

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ARTICLES AND PRESS

"With six franchisees in Africa, Got Produce? Franchising has disrupted the global agricultural industry"
- Franchise Times

"Got Produce?- policy finalist to identify practical, intelligent policy solutions that can get water technology deployed in California."
- Milken Institute and ImagineH20 Water Policy Challenge

" Got Produce? was one of eight U.S. companies chosen to be in Presidential trade mission to Senegal and South Africa."
- AFK Insider

DOCUMENTS

Official filing on SEC.gov	Company documents	Company documents
	Financials	Investor Presentation

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OVERVIEW AND TERMS

FUNDRAISING DESCRIPTION	
Type of Security	Pre-Money Valuation
Common Equity	**$3,000,000**
Minimum Investment	Price per Share
$250	**$0.83**
Minimum # of Shares	Maximum # of Shares
120,482	**602,410**

PERKS	
Invest $250 or more	Honorable Mention in Press Release
Invest $500 or more	Honorable mention in Press Release and Got Produce logo tote bag.
Invest $1,000 or more	Honorable mention in press release, Got Produce logo tote bag, Prominent name recognition in Franchisee online portal, Free box of lettuce and salad mix.
Invest $2,000 or more	Honorable mention in Press Release, Handwritten thank you note, Got Produce logo tote bag, Prominent name recognition in Franchisee online portal, Free box of lettuce and salad mix and Free box of assorted produce.

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FAQ

Is this technology proven?

Yes! Our systems have successfully grown over 1 Million pounds of produce, and over 200 fruits and veggies in some of the harshest climates in the world!

ASK A QUESTION

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I'd Like to Invest in Got Produce? Franchising USA!

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